UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(B)

(Amendment No. 1)

International Steel Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460377104

(Cusip Number)

September 7, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

13G
CUSIP No. 460377104			Page 1 of 4

1.	Name of Reporting Person: Cleveland-Cliffs Inc.		I.R.S. Identification No. of above persons (entities only): 34-1464672

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,384,233*

		6.	Shared Voting Power: 471,938*

		7.	Sole Dispositive Power: 4,384,233*

		8.	Shared Dispositive Power: 471,938*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,856,171*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8

12.	Type of Reporting Person: CO

* See Item 4 of this filing.

2

CUSIP No. 460377104	Page 2 of 4 Pages

Item 1(a).	Name of Issuer: International Steel Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3250 Interstate Drive, Richfield, Ohio 44286

Item 2(a).	Name of Person Filing: Cleveland-Cliffs Inc

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

1100 Superior Avenue, Cleveland, Ohio 44114

Item 2(c).	Citizenship: Ohio Corporation

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 460377104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 460377104	Page 3 of 4 Pages

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,856,171*

(b)	Percent of class: 4.8%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote 4,384,233*

	(ii)	Shared power to vote or direct the vote 471,938*

	(iii)	Sole power to dispose or to direct the disposition of 4,384,233*

	(iv)	Shared power to dispose or to direct the disposition of 471,938*

* Cleveland-Cliffs Inc (“Cleveland-Cliffs”) is an affiliate of Cleveland-Cliffs Inc and Associated Companies Master Pension Trust, a trust formed by the merger of entities formerly known as Associated Companies Collective Investment Trust and the Pickands Mather Master Pension Trust, (“Trust”). The Trust is the holder of record of 471,938 shares of International Steel Group, Inc.’s common stock. By reason of such relationship, Cleveland-Cliffs may be deemed to share dispositive power or investment control over the shares owned by the Trust. However, Cleveland-Cliffs does not have the right to receive dividends from, or the proceeds from the sale of, the shares held by the Trust and disclaims beneficial ownership of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

CUSIP No. 460377104	Page 4 of 4 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEVELAND-CLIFFS INC

	By:	/s/ Donald J. Gallagher

		Name:	Donald J. Gallagher
		Title:	Senior Vice President, Chief
Financial Officer and Treasurer

Dated: September 9, 2004